April 5, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jim B. Rosenberg

Re:	Repligen Corporation

Form 10-K for Fiscal Year Ended March 31, 2006

File No. 0-14656

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of Repligen Corporation (the “Company”) in response to comments in the letter dated March 5, 2007 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Walter C. Herlihy, President and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (the “Form 10-K”) that was filed with the Commission on June 9, 2006.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. The text of the Staff’s comments are copied below in italics and indented for your reference. Copies of this letter are being sent under separate cover to Mark Brunhofer of the Commission.

Form 10-K for the fiscal year ended March 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 20

1.	Your revenue recognition disclosure does not appear to disclose the judgments you must make each period and the uncertainties surrounding those judgments. In addition, your revenue recognition, inventory reserve and accrued liabilities disclosures do not appear to discuss the potential variability of reasonably likely changes in your underlying estimates nor do your disclosures appear to discuss how accurate your estimates have been in prior periods. Please provide us in a disclosure-type format, revised discussions of your critical accounting estimates that discuss specifically the judgments you make, why your estimates or assumptions bear the risk of change, the impact on your financial results, financial condition and liquidity of reasonably likely changes in the underlying assumptions and the extent to which actual subsequent experience has differed materially from your initial estimates in each of the periods presented. Please see FR-72.

Jim B. Rosenberg

April 5, 2007

RESPONSE:

We agree with the Staff’s recommendation that further discussion of our critical accounting policies is appropriate. In response to the Staff’s comment, we would have made the following revised disclosure as of March 31, 2006 and we are planning to include equivalent disclosure in our future filings on Form 10-K. We have included the entirety of the related disclosure as of March 31, 2006 below for completeness. All proposed changes or additions to such disclosure to incorporate the Staff’s recommendations are highlighted in bold italic print.

Revenue Recognition

We apply Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”) to our revenue arrangements.

We generate product revenues from the sale of our Protein A products to customers in the pharmaceutical and process chromatography industries and from the sale of SecreFlo® to hospital-based gastroenterologists. In accordance with SAB No. 104, we recognize revenue related to product sales upon delivery of the product to the customer as long as there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Determination of whether these criteria have been met are based on management’s judgments primarily regarding the fixed nature of the fee charged for product delivered, and the collectibility of those fees. We have a few longstanding customers who comprise the majority of our revenue and have excellent payment history. We have had no significant write-offs of uncollectible invoices in the periods presented. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

At the time of sale, we also evaluate the need to accrue for warranty and sales returns. The supply agreements we have with our customers and related purchase orders identify the terms and conditions of each sale and the price of the goods ordered. Due to the nature of our sales arrangements, inventory produced for sale is tested for quality specifications prior to shipment. Since the product is manufactured to order and in compliance with required specifications prior to shipment, the likelihood of sales return, warranty or other issues is largely diminished. Sales returns and warranty issues are infrequent and have had nominal impact on our financial statements historically. Should changes in conditions cause management to determine that warranty, returns or other sale-related reserves are necessary for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Jim B. Rosenberg

April 5, 2007

During the fiscal year ended March 31, 2006, we received $310,000 of cash from a sponsored research and development project under an agreement with the Stanley Medical Research Institute (SMRI). Research revenue is recognized when the expense has been incurred and services have been performed. Determination of which costs incurred qualify for reimbursement under the terms of our contractual agreement and the timing of when such costs were incurred involves the judgment of management. We believe our calculations are based upon the agreed-upon terms as stated in our arrangement. However, should our estimated calculations change or be challenged by SMRI, research revenue may be adjusted in subsequent periods. Our calculations have not historically changed or been challenged and we do not anticipate any subsequent change in our revenue related to this sponsored research and development project.

During fiscal 2004 we generated non-product revenues from sponsored research and development projects under a Small Business Innovation Research (“SBIR”) Phase I grant. Research expenses in the accompanying statements of operations include funded and unfunded expenses. Additionally, during fiscal year 2006, the Company earned and recognized approximately $72,000 in royalty revenue from ChiRhoClin, Inc. Revenues earned from ChiRhoClin royalties are recorded in the periods when they are earned based on royalty reports sent by ChiRhoClin to the Company.

There have been no material changes to our initial estimates related to revenue recognition in any periods presented in the accompanying financial statements.

Inventory

Inventories relate to our Protein A business. We value inventory at cost or, if lower, fair market value. We determine cost using the first-in, first-out method. We review our inventories at least quarterly and record a provision for excess and obsolete inventory based on our estimates of expected sales volume, production capacity and expiration dates of raw materials, work-in process and finished goods. Expected sales volumes are determined based on supply forecasts provided by our key customers for the next three to twelve months. We write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements to cost of goods sold. Manufacturing of Protein A finished goods is done to order and tested for quality specifications prior to shipment.

A change in the estimated timing or amount of demand for our products could result in additional provisions for excess inventory quantities on hand. Any significant unanticipated changes in demand or unexpected quality failures could have a significant impact on the value of our inventory and reported operating results. During all periods presented in the accompanying financial statements, there has been no material adjustments related to a revised estimate of inventory valuations.

Jim B. Rosenberg

April 5, 2007

Accrued Liabilities

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. These principles require that we estimate accrued liabilities. This process involves identifying services, which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date. Examples of estimated accrued expenses include: 1) Fees paid to our contract manufacturers in conjunction with the production of clinical materials. These expenses are normally determined through a contract or purchase order issued by the Company. 2) Service fees paid to organizations for their performance in conducting our clinical trials. These expenses are determined by contracts in place for those services and communications with project managers on costs which have been incurred as of each reporting date. 3) Professional and consulting fees incurred with law firms, audit and accounting service providers and other third party consultants. These expenses are determined by either requesting those service providers to estimate unbilled services at each reporting date for services incurred, or tracking costs incurred by service providers under fixed fee arrangements. We have processes in place to estimate the appropriate amounts to record for accrued liabilities, which principally involve the applicable personnel reviewing the services provided. In the event that we do not identify certain costs which have begun to be incurred or we under or over-estimate the level of services performed or the costs of such services, our reported expenses for that period may be too low or too high. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often judgmental. We make these judgments based upon the facts and circumstances known to us at the date of the financial statements.

A change in the estimated cost or volume of services provided could result in additional accrued liabilities. Any significant unanticipated changes in such estimates could have a significant impact on our accrued liabilities and reported operating results. There has been no material adjustments to our accrued liabilities in any of the periods presented in the accompanying financial statements.

Results of Operations, page 22

2.	Please provide us in a disclosure-type format, revised discussions of your revenue fluctuations from period to period that clearly differentiate between volume and pricing changes as required by Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE:

We agree with the Staff’s recommendation that further discussion of the volume and pricing changes impacting our revenue fluctuations is appropriate. In response to the Staff’s comment, we would have made the following revised disclosure as of March 31, 2006 and we are planning to include equivalent disclosure in our future filings on Form 10-K. We have included the entirety of the related disclosure as of March 31, 2006 below for completeness. All proposed changes or additions to such disclosure to incorporate the Staff’s recommendations are highlighted in bold italic print.

Jim B. Rosenberg

April 5, 2007

Revenues

Total revenue for fiscal 2006, 2005 and 2004 were $12,911,000, $9,360,000 and $6,914,000. Revenues for the years ending March 31, 2006, 2005 and 2004 were primarily comprised of sales of our commercial products, Protein A and SecreFlo®. During the fiscal year ended March 31, 2006, 2005 and 2004 sales of our commercial products were:

	Year ended March 31			% Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(in thousands, except percentages)
Protein A	$10,540	$7,134	$4,976	48%	43%
SecreFlo®	1,989	2,189	1,867	-9%	17%
Other product revenue	—	37	—

Product revenue	$12,529	$9,360	$6,843	34%	37%

Substantially all of our products based on recombinant Protein A are sold to customers who incorporate our manufactured products into their proprietary antibody purification systems to be sold directly to the pharmaceutical industry. Monoclonal antibodies are a well-established class of drug with applications in rheumatoid arthritis, asthma, Crohn’s disease and a variety of cancers. Sales of Protein A are therefore impacted by the timing of large-scale production orders and on the regulatory approvals for such antibodies, which may result in significant quarterly fluctuations.

During fiscal 2006, Protein A sales increased by $3,406,000 or 48%, primarily as a result of a rise in the demand for our Protein A products. The increase in sales volume of Protein A resulted in an increase in revenues of 49%. This increase was slightly offset by a decrease in the total sales price of those products, which had an unfavorable impact of 1% on total revenues. During fiscal 2005, Protein A sales increased by $2,158,000 or 43%, primarily as a result of a rise in the demand for our Protein A products. The increase in sales volume of Protein A resulted in an increase in revenues of 60%. This increase was partially offset by a decrease in the total sales price of those products, which had an unfavorable impact of 17% on total revenues. The company sells different Protein A products at different price points. The mix of products sold varies and impacts the fluctuations in total sales price from year to year. During the fourth quarter of fiscal 2005, a supply agreement with a key customer was amended to expand the scope of manufacturing and extend the term of the agreement through 2010 which resulted in increased sales volume. During fiscal 2004, manufacturing problems experienced by one of our significant customers negatively impacted our sales of Protein A. We anticipate that sales of Protein A will continue to grow during the next year, but at a reduced rate compared to the last two fiscal years and will continue to be subject to quarterly fluctuations due to timing of large-scale production orders.

Jim B. Rosenberg

April 5, 2007

Sales of SecreFlo® decreased $200,000 or 9% in fiscal 2006 primarily as a result of direct competition with our sole supplier of SecreFlo®. and as a result of a reduction in sales and marketing efforts. To remain competitive we reduced sales prices, which had an unfavorable impact of 6% on SecreFlo® revenues and a decrease in volume of SecreFlo® vials sold, unfavorably impacting revenue by 3%.

SecreFlo® sales increased $322,000 or 17% in fiscal 2005 from $1,867,000 in fiscal 2004, primarily as a result of a delay during fiscal 2004 in the delivery of a new lot of SecreFlo® from the manufacturer which negatively impacted 2004 revenue. A higher volume of vials sold in 2005 increased revenues by 15% and an increase in sales prices increased revenues by an additional 2%. The settlement in fiscal 2005 with our sole supplier of SecreFlo® provides for a certain amount of vials of product that we can ultimately ship. The last shipment of Secreflo to the Company from ChiRhoClin should be in late calendar year 2007 and will be sold to customers at least into fiscal year 2009.

3.	Although you identify the nature of the expense items associated with your fluctuations in operating expenses, you do not appear to discuss the underlying causes of those changes. The following lists examples of your disclosure and is not intended to be exhaustive:

•	higher clinical trial expenses of $192,000 (in your R&D disclosure);

•	increased personnel costs of $124,000 (in your R&D disclosure);

•	increased license expense of $59,000 (in your R&D disclosure);

•	clinical material decreased by $124,000 (in your R&D disclosure);

•	increased personnel expenses of $291,000 (in your SG&A disclosure);

•	increased professional expenses of $271,000 (in your SG&A disclosure); and

•	increased legal expenses of $176,000 (in your SG&A disclosure).

Please provide us in a disclosure-type format revised operating expense discussions that clearly explain the underlying causes of all the various increase or decreases you identify. For example, please explain why legal expenses increased by $176,000 in fiscal 2006.

RESPONSE:

We agree with the Staff’s recommendation that further discussion of the underlying causes of the changes in our various expenses is appropriate. In response to the Staff’s comment, we would have made the following revised disclosure as of March 31, 2006 and we are planning to include equivalent disclosure in our future filings on Form 10-K. We have included the entirety of the related disclosure as of March 31, 2006 below for completeness. All proposed changes or additions to such disclosure to incorporate the Staff’s recommendations are highlighted in bold italic print.

Jim B. Rosenberg

April 5, 2007

Costs and Operating expenses

Total costs and operating expenses for fiscal 2006, 2005 and 2004 were approximately $14,131,000, $13,522,000 and $16,855,000, respectively.

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Costs and operating expenses:
Cost of product revenue	$3,551	$3,888	$3,248	-9%	20%
Research and development	5,163	5,037	6,484	3%	-22%
Selling, general and administrative	5,417	4,597	4,710	18%	-2%
Impairment of long lived asset	—	—	2,413		-100%

Total operating expenses	$14,131	$13,522	$16,855	5%	-20%

The decrease in cost of product revenue of $337,000, or 9%, in fiscal 2006 is attributable to a decrease in royalty and amortization fees of $1,236,000 associated with SecreFlo®, partially offset by an increase of $688,000 in direct materials and increased personnel costs of $189,000. This reduction in SecreFlo® related expenses is due to the settlement agreement in May of 2005 with ChiRhoClin (see Item 3 of this Form 10-K). The increase in direct material and personnel costs is a result of growth in production volume and a small increase in the number of employees in the manufacturing department to support the 49% increase in demand for Protein A. During fiscal 2005, the increase in costs of product revenue of $640,000, or 20%, was primarily attributable to a $538,000 increase in direct materials to support the 60% higher volume of product sales, and an increase of $150,000 in charges recorded to write off excess and expired inventory. Gross profit is positively impacted in periods when product sales are higher because there is more absorption of fixed costs. We anticipate that higher product sales and the aforementioned settlement with ChiRhoClin will result in the similar margins for fiscal 2007 compared to fiscal 2006.

Research and development expenses for fiscal 2006, 2005 and 2004 were approximately $5,163,000, $5,037,000 and $6,484,000, respectively. Research and development costs primarily include costs of internal personnel, external research collaborations, clinical trials and the costs associated with the manufacturing and testing of clinical materials. We currently have ongoing research and development programs that support our product candidates of Secretin and Uridine. In addition, we are involved with a number of early stage programs that may or may not be further developed. Due to the small size of the Company and the fact that these various programs share personnel and fixed costs such as facility costs, depreciation, and supplies, we do not track our expenses by program. The number of clinical trials or programs which take place in any given fiscal year vary and result in many of the increases or decreases in expenses in the various types of expenses reported.

Jim B. Rosenberg

April 5, 2007

Each of our research and development programs is subject to risks and uncertainties, including the requirement to seek regulatory approvals that are outside of our control. For example, our clinical trials may be subject to delays based on our inability to enroll patients at the rate that we expect to meet the schedule for our planned clinical trials. Moreover, the product candidates identified in these research programs, particularly in our early stage programs must overcome significant technological, manufacturing and marketing challenges before they can be successfully commercialized. For example, results from our preclinical animal models may not be replicated in our clinical trials with humans. As a result of these risks and uncertainties, we are unable to predict with any certainty the period in which material net cash inflows from such projects could be expected to commence or the completion date of these programs.

These risks and uncertainties also prevent us from estimating with any certainty the specific timing and future costs of our research and development programs, although historical trends within the industry suggest that expenses tend to increase in later stages of development. Collaborations with commercial vendors and academic researchers accounted for 36%, 37% and 43% of our research and development expenses in the fiscal years ended March 31, 2006, 2005 and 2004, respectively. The outsourcing of such services provides us flexibility to discontinue or increase spending depending on the success of our research and development programs.

Research and development expenses increased by $126,000, or 3%, during fiscal 2006. This increase is largely attributable to higher clinical trial expenses of $192,000 as the Company had two clinical trial programs in fiscal 2006 for Uridine for bi-polar disorder and Secretin for diagnostic imaging that exceeded the clinical trial programs in fiscal 2005 which primarily consisted of the Secretin for schizophrenia trial. There were increased personnel expenses of $124,000 due to the addition of one clinical staff person to support the increase in clinical trials and increased license expenses of $59,000 due to a new license with another company for research materials for future clinical development. These increased expenses were offset by decreased expenses associated with our external research of $222,000 due to decreased non-recurring pharmacology studies on two of our research compounds. Clinical material expenses were relatively unchanged from fiscal 2005 to fiscal 2006.

During fiscal 2005, research and development expenses decreased by $1,447,000, or 22%, compared to fiscal 2004. This decrease is due primarily to a decrease in clinical trial costs of approximately $736,000. Clinical trial costs decreased as a result of a phase 3 trial in Autism that occurred in fiscal 2004, which was significantly more expensive than the smaller clinical phase 1 trial in schizophrenia which took Place in fiscal 2005. Additionally, clinical material expenses decreased by $124,000 in fiscal 2005 due to the completion, early in fiscal 2005, of secretin drug manufacturing. Secretin manufacturing, for clinical study in diagnostic imaging and schizophrenia, substantially took place in fiscal 2004. Additionally, Secretin and CTLA4 external collaboration expenses decreased by $90,000 and personnel expenses decreased by $239,000 due to lower headcount in the R&D group, both after the completion of the phase 3 trial in autism.

Future research and development expenses are dependent on a number of variables, including the cost and design of clinical trials and external costs such as manufacturing of clinical materials.

Jim B. Rosenberg

April 5, 2007

We expect our research and development expenses in fiscal 2007 to increase due to an increase in clinical trial expenses as the Company conducts phase 2 studies for uridine for bi-polar disorder and secretin for diagnostic imaging. Additionally, there may be further increases in expenses if we acquire an additional product candidate.

Selling, general and administrative expenses (SG&A) include the associated costs with selling our commercial products and costs required to support our research and development efforts including legal, accounting, patent, shareholder services and other administrative functions. In addition, SG&A expenses have historically included costs associated with various litigation matters.

During fiscal 2006, SG&A costs increased by approximately $820,000, or 18%. This increase was partly the result of increased personnel expenses of $291,000 due to the addition of two senior managers to support our growing business. Additionally, professional expenses increased $271,000 related to recruiting expenses for the new senior management and increased external investor relations consulting for the Company to expand awareness in the investor community. Legal expenses increased by $176,000 due to the Company filing suit against Bristol-Myers for patent infringement and continued expenses supporting the patent infringement suit against Imclone, both more fully described in Item 3 of this Form 10-K.

During fiscal 2005, SG&A costs decreased by approximately $113,000, or 2%, partly as a result of lower costs of $212,000 incurred relating to a company financing and investor relations. The main cause of this decrease was a $90,000 non-recurring expense related to warrants issued to Rodman and Renshaw in fiscal 2004 pursuant to a Company financing and a reduction in external investor relations consulting expenses. Marketing expenses decreased by $174,000 in fiscal 2005 compared to fiscal 2004 due to the continued marketing launch of SecreFlo® in fiscal 2004 and the higher than normal marketing expenses associated with these product launch activities. This included trade show promotions and clinical demonstration activities. These expense decreases in fiscal 2005 were offset by increased legal costs of $292,000 primarily related to the ChiRhoClin litigation as described in Item 3 of this Form 10-K. The increase in ChiRhoClin legal expenses for fiscal 2005 was offset by the reduction in the ProNeuron litigation expenses which were higher in fiscal 2004 than fiscal 2005. The Company also incurred increased external costs of $151,000 in fiscal 2005 related to compliance with the Sarbanes-Oxley Act of 2002, in particular, Section 404 compliance activities. We expect SG&A expenses to increase in fiscal 2007 due to continued increases in litigation expenses for the Bristol-Myers case combined with higher headcount and the related personnel expenses.

Financial Statements

Note 3: Long-Lived Assets, page F-13

4.	You disclose that you recorded an impairment charge in fiscal 2004 related to a license intangible with ChiRhoClin, Inc. resulting from a dispute with the licensor and that you

Jim B. Rosenberg

April 5, 2007

fully amortized the remaining intangible asset in fiscal 2005. In Note 11 on page F-18, in Business on page 8 and in Legal Proceedings on page 17, you disclose that you entered into a settlement agreement with ChiRhoClin in May 2005 whereby you are entitled to continue to market SecreFlo for the next several years and ChiRhoClin will be obligated to provide you supplies of SecreFlo for the next few years. Please explain to us how you determined your impairment and why you have no remaining intangible asset at March 31, 2005 when you apparently continue to sell SecreFlo. In your response, please explain to us why you do not disclose the exact or estimated date through which you may market SecreFlo and an exact or estimated date through which you expect to purchase SecreFlo from ChiRhoClin. In addition, please explain to us why you do not apparently disclose and discuss your SecreFlo revenues in your fiscal 2007 Forms 10-Q.

RESPONSE:

In summary, the impairment charge recorded during the year ended March 31, 2004 was the result of ChiRhoClin’s termination of the License Agreement and refusal to supply any additional product. In fact, ChiRhoClin directed Repligen to return any and all unsold product in conjunction with such termination. Repligen was therefore unable to compel ChiRhoClin to supply additional vials of SecreFlo® absent successful legal action.

We provided a more complete and detailed response below:

Pursuant to Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), we review long-lived assets to be held and used, including intangible assets that are subject to amortization, for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Where appropriate under SFAS No. 144, such impaired assets are written down to fair value.

In September 1999, Repligen licensed exclusive commercial rights to a diagnostic product based on a synthetic form of porcine (pig-derived) secretin from ChiRhoClin, Inc. (the “Licensing Agreement”). This product, SecreFlo®, is approved by the FDA for diagnosing chronic pancreatitis, gastrinoma (a form of cancer) and as an aid during endoscopic retrograde cholangiopancreatography (“ERCP”), a gastrointestinal procedure. Under the terms of its Licensing Agreement, upon approval by the FDA, Repligen made a milestone payment to ChiRhoClin during April 2002 of $1,250,000 in cash. The Company also issued 696,223 shares of its unregistered common stock to ChiRhoClin related to the same milestone. During the quarter ended June 30, 2002, the Company recorded the fair value of these shares, $2,576,025, and the cash payment of $1,250,000, as a long-lived intangible asset valued at $3,826,026. Beginning in April 2002, the Company began to amortize this intangible asset to cost of revenue over the expected period in which the Company would receive economic benefit from sales of SecreFlo®, which was the same as the remaining term of the license, or approximately seven years.

Jim B. Rosenberg

April 5, 2007

In February 2004, Repligen terminated the Licensing Agreement with ChiRhoClin, its supplier of SecreFlo®, based on ChiRhoClin’s alleged failure to meet its obligations under the Licensing Agreement. On April 9, 2004, Repligen filed an arbitration demand against ChiRhoClin with the American Arbitration Association in New York seeking to recover payments made to ChiRhoClin and additional damages. In this arbitration demand, Repligen alleged that ChiRhoClin breached several of its obligations under the Licensing Agreement including failure to use best efforts to obtain various FDA approvals and to manufacture and supply SecreFlo® in a timely manner.

On June 8, 2004, prior to the filing of the Company’s annual financial statements on Form 10-K for the year ended March 31, 2004, the Company received a letter from ChiRhoClin, Inc. disputing the Company’s termination of its Licensing Agreement for SecreFlo® and indicating that due to alleged material breaches by Repligen, ChiRhoClin was terminating the License Agreement. In connection with its purported termination, ChiRhoClin requested that Repligen stop marketing SecreFlo® immediately and return all of the remaining product to ChiRhoClin. Based on these demands and due to the contentious nature of the situation, Repligen concluded that ChiRhoClin intended to halt its supply of SecreFlo® to the Company. ChiRhoClin was the Company’s sole supplier of SecreFlo®. Based on this information, in June 2004, the Company believed it was probable that our supply of SecreFlo® was limited to those amounts currently on hand at March 31, 2004 and that no additional inventory would be obtained from ChiRhoClin. The Company believed this action by ChiRhoClin was an indicator that the intangible asset related to the Licensing Agreement was impaired and that the carrying amount as of March 31, 2004 might not have been fully recoverable.

Management estimated the sum of the undiscounted cash flows expected to be realized from sales of the supply of SecreFlo® vials on hand as of March 31, 2004, pursuant to SFAS No. 144, and determined it was significantly less than the net carrying value of the intangible asset related to the Licensing Agreement, which was $2,805,764 as of March 31, 2004. Management then proceeded to calculate the fair value of Licensing Agreement for purposes of determining the impairment loss which should be recorded.

A present value technique was used to estimate the fair value of a long-lived asset (asset group). In accordance with FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, we used a traditional present value calculation method, in which we calculated estimated cash flows which could reasonably be expected from the sale of the remaining vials on hand and applied a nominal discount rate deemed to be commensurate with the risk as the cash flows from the sale of the remaining vials were expected to all be realized within 12 months of March 31, 2004. The fair value of the asset was determined to be $392,520.

Management evaluated when the impairment charge should be recorded under SFAS No. 5, Accounting for Contingencies (SFAS No. 5). Since this contractual dispute dated back to

Jim B. Rosenberg

April 5, 2007

February 2004, we concluded that these events provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. As a “Type I” subsequent event, all information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. Pursuant to SFAS No. 5, the financial statements should be adjusted for any changes in estimates resulting from the use of such evidence. Accordingly, the Company recorded an impairment charge of $2,413,244 in our results of operations for the year ended March 31, 2004, recognizing the expected loss of future sales of SecreFlo® once the current inventory was depleted.

The remaining asset value was expensed as the vials were sold in fiscal 2005. The last of these vials was sold in October 2004.

On July 22, 2004, subsequent to the Company’s Form 10-K filing on June 14, 2004, the arbitration panel issued an injunction in Repligen’s favor and ordered ChiRhoClin to supply two more shipments of SecreFlo® to Repligen until a settlement could be reached. These shipments were received in September and December 2004. In May 2005, Repligen entered into a Settlement Agreement with ChiRhoClin in full settlement of the arbitration proceedings described above. A discussion of the Settlement Agreement is included in Item 3 of the Company’s Form 10-K.

Ultimately, the Company did not have a stoppage in SecreFlo® revenues, as originally expected and as was deemed probable in June 2004 prior to the filing of the fiscal 2004 Form 10-K. However, pursuant to SFAS No. 144, if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. Restoration of a previously recognized impairment loss is prohibited.

The future rate of purchases and sales of SecreFlo® is difficult to determine due to many factors including customer acceptance, uncertainty of pricing and competition. Therefore, the Company did not disclose the exact or estimated date when purchases and sales would end. Further, the Company did not discuss SecreFlo® revenues in more detail in the fiscal 2007 Forms 10-Q because the change in revenues did not materially differ from year to year. The actual change in SecreFlo® revenue from fiscal 2006 to fiscal 2007 was only 0.7% of total revenue for the nine months ended December 31, 2006. Additionally, there were no other material trends or circumstances to update from the Form 10-K for the year ended March 31, 2006. However, the Company proposes to include in future filings, a disclosure of SecreFlo® revenues discussing revenue amounts, reasons for increases or decreases in revenues, changes in volume and price, an estimated range of dates that the product is expected to be purchased from ChiRhoClin, an estimate of the dates through which we expect to continue to sell SecreFlo®, and any other trend or relevant information. Such proposed revised disclosure has been included as part of our response to the Staff’s question #2, above, within this comment letter response.

Jim B. Rosenberg

April 5, 2007

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you require additional information, please telephone the undersigned at (781) 419-1850.

Sincerely,

/s/ Daniel W. Muehl
Daniel W. Muehl Chief Financial Officer

cc:	Walter C. Herlihy, Repligen Corporation
Robert E. Puopolo, Goodwin Procter LLP
Pamela S. Eager, Goodwin Procter LLP